Exhibit (a)(1)(C)

FORM OF INDIVIDUAL LISTING OF ELIGIBLE OPTIONS

Eligible Options as of February 28, 2009*

[Name]             ID

Grant Number	Grant Date	Type	Exercise Price ($ per share)	Options Outstanding	Vested	Unvested	Date Options Expire

*	This is a list of your outstanding options that you may exchange for new options in the Company’s stock option exchange program. Please refer to the Offer to Exchange and other related documents for terms and conditions.